UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                January 20, 2006

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                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


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TDC MAKES PROVISIONS

TDC REDUCES HEADCOUNT IN THE DOMESTIC BUSINESS AS PLANNED

TDC has previously informed about the need for a 5% reduction in the domestic workforce in 2006, equivalent to approximately 720 full-time employees. A part of this reduction, equivalent to 150 full-time employees, is carried out as natural attrition and internal replacements. As such TDC has decided to initiate a redundancy program for up to 570 employees in the period until the end of 2006. The redundancy program will initially be carried out as voluntary resignations in accordance with the agreements that have been made with the telecom departments of the Danish Metalworkers Union, the Association of Managers and Employees in Special Positions of Trust and the Danish Confederation of Professional Associations in order to reduce the number of actual redundancies.

The headcount reduction follows from TDC's domestic business experiencing the impact from IP-based technologies, web-based self-service and "do-it-yourself" installation products. These types of services and technologies do not have the same manning requirements as the traditional landline telephony business. Parallel with the headcount reduction we will continue to focus on the possibilities to increase intra-Group mobility and job-rotations in order to reduce the need for future workforce reductions.

The total costs associated with the headcount reduction are estimated to approximately DKK 342m after tax, which will be expensed as a one-time item in 1Q 2006.

For further information please contact TDC Investor Relations at +45 3343 7680.

TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
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                                                     (Registrant)

   January 20, 2006                                 /s/ OLE SOEBERG
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        (Date)                                       Ole Soeberg
                                       Senior Vice President, Investor Relations